UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Corporate Governance Program for State‑Owned Companies

Rio de Janeiro, January 29, 2020 – Petróleo Brasileiro S.A. – Petrobras reports that it has requested today its withdrawal from the Corporate Governance Program for State‑Owned Companies of B3 (Program).

Petrobras' adhesion to the Program took place on 08/08/2017. After that, the company continued to evolve in the improvement of its governance practices, having adhered to the special Level 2 Corporate Governance listing segment of B3, as disclosed to the market on 05/14/18, which stands out, among other aspects, by the stricter rules of transparency and governance. In this sense, Petrobras remains under the supervision of B3 as a publicly held company.

In addition, the main Brazilian governance rules are duly outlined in the Law 13,303/16 and the Decree 8,945/16, to which the company is already subjected.

Petrobras continues to stand out in recent years for the continuous improvement of its corporate governance rules and internal controls. In the specific scope of state-owned companies, Petrobras obtained the highest score in all assessment cycles of the Governance Indicator (IG-SEST), prepared by the Office of Coordination and Governance of State-Owned Companies (Secretaria de Coordenação e Governança das Empresas Estatais – SEST), currently reporting to the Ministry of Economy.

Petrobras reiterates its commitment to the continuous improvement of its practices, always striving for greater efficiency and value generation, without however reducing its internal controls.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations I e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510/9947 / 0800-282-1540

FORWARD-LOOKING STATEMENTS

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer